DIVIDEND PAYMENT

At Banco Santander Chile’s annual Ordinary Shareholders’ Meeting held on April 27, 2010 shareholders approved the payment of a dividend of Ch$1.37308147 per share or 60% of 2009 net income attributable to shareholders as a dividend, which will paid in Chile beginning on April 28, 2010. All shareholders included in the Shareholders’ Registrar on April 22, 2010 have the right to receive this dividend.

The Chief Executive Officer